                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
            Information Statement Pursuant to Rules 13d-1 and 13d-2
                                Amendment No. 4


                              Huntway Partners, L.P.
                     --------------------------------------
                                (Name of Issuer)



                                  Common Units
                         ------------------------------
                         (Title of Class of Securities)



                                   447300104
                              -------------------
                                 (CUSIP Number)



     Check the following box if a fee is being paid with this statement _______. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                         (Continued on following pages)

                               Page 1 of 6 Pages
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- -------------------------
CUSIP NO.
 447300104
- -----------
- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or  I.R.S. Identification No. of  Above Person

     Goldman, Sachs & Co.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                         (a) _____
                                         (b) _____
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Citizenship or place of  Organization

         New York
- --------------------------------------------------------------------------------
Number of Shares Beneficially Owned By Each Reporting Person With

- ---------------------------
5  Sole Voting Power

         0
- ---------------------------
6  Shared Voting Power

         1,498,500
- ---------------------------
7  Sole Dispositive Power

         0
- ---------------------------
8  Shared Dispositive Power

         1,498,500
- ---------------------------
9. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,498,500
- --------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

__________________________________________________________________________
11.  Percent of Class Representing by Amount in Row (11)

         13.0%   (See Rider A)
- --------------------------------------------------------------------------
12.  Type of Reporting Person

         BD-PN-IA
- --------------------------------------------------------------------------

                               Page 2 of 6 Pages

- -------------------------
CUSIP NO.
 447300104
- -----------
- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or  I.R.S. Identification No. of  Above Person

     The Goldman Sachs Group, L.P.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                         (a) _____
                                         (b) _____
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Citizenship or place of  Organization

         Delaware
- --------------------------------------------------------------------------------
Number of Shares Beneficially Owned By Each Reporting Person With

- ---------------------------
5  Sole Voting Power

         0
- ---------------------------
6  Shared Voting Power

         1,498,500
- ---------------------------
7  Sole Dispositive Power

         0
- ---------------------------
8  Shared Dispositive Power

         1,498,500
- ---------------------------
9. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,498,500
- --------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

__________________________________________________________________________
11.  Percent of Class Representing by Amount in Row (11)

         13.0%   (See Rider A)
- --------------------------------------------------------------------------
12.  Type of Reporting Person

         HC-PN
- --------------------------------------------------------------------------

                               Page 3 of 6 Pages
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Item 4. Ownership.

    (a).  Amount beneficially owned:
          See the responses(s) to Item 9 on the attached cover pages(s).
    (b).  Percent of class:
          See the response(s) to Item 11 on the attached cover pages(s).
    (c).  Number of shares as to which such person has:
          (i)    Sole power to vote or to direct the vote:
                    See the response(s) to Item 5 on the attached cover page(s).
          (ii)   Shared power to vote or direct the vote:
                    See the response(s) to Item 6 on the attached cover page(s).
          (iii)  Sole power to dispose or to direct the disposition of:
                    See the response(s) to Item 7 on the attached cover page(s).
          (iv)   Shared power to dispose or to direct the disposition of:
                    See the response(s) to Item 8 on the attached cover page(s).

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                               Page 4 of 6 Pages
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 9, 1995


                                    THE GOLDMAN SACHS GROUP, L.P.


                                    By:  /s/ William J. Buckley
                                       --------------------------
                                    Name:  William J. Buckley
                                    Title: General Partner



                                    GOLDMAN, SACHS & CO.


                                    By:  /s/ William J. Buckley
                                       ---------------------------
                                    Name:  William J. Buckley
                                    Title: General Partner

                               Page 5 of 6 Pages
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                                    RIDER A
                                    -------



On the 10-K filed by Huntway Partners, L.P. for the year ended December 31, 1994, the number of outstanding shares of common units reported increased from 6,231,250 to 11,556,250 resulting in the reduction of our previously reported ownership of 1,407,500 or 22.59% to 12.18% Additional, purchases effected since the last filing, dated February 10, 1995, of 91,000 shares have increased our ownership to 1,498,500 or 13%.


                               Page 6 of 6 Pages